

October 29, 2013

Via E-mail
Mr. Kurt R. Harrington
Executive Vice President and Chief Financial Officer
Arlington Asset Investment Corp.
1001 Nineteenth Street North
Arlington, Virginia 22209

> **Re: Arlington Asset Investment Corp.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed on February 8, 2013**
> **File No. 001-34374**

Dear Mr. Harrington:

We have reviewed your response dated October 24, 2013 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Executive Summary, page 35

1.   We have considered your response to our prior comment 2. Please tell us the total amount of legacy litigation expenses and non-cash income tax provisions included in Non-GAAP core operating income for all periods presented in your Form 10-K for the year ended December 31, 2012 and your most recently filed Form 10-Q. In addition, please clarify for us whether these charges have been incurred during the past two years. To the extent they have, we remain unclear how your disclosure complies with Item 10(e)(ii)(B) of Regulation S-K.

Results of Operations, page 39

2.   We note your response to our prior comment 3. Please tell us why, and provide an analysis to substantiate your assessment that, disclosure of changes in net interest income attributable to changes in volume, changes in rate and changes in rate/volume of your interest earning assets and interest bearing liabilities is less relevant and material to your business and operations than the information currently provided and therefore, disclosure is not required. Within your response, please reference the authoritative accounting literature management relied upon.

3.   We have read your response to our prior comment 4. We still remain unclear as to the specific facts and circumstances that lead you to record an impairment charge of approximately $15.2 million during the year ended December 31, 2012. Please provide us with a response elaborating on the specific facts and circumstances that lead you to record an impairment charge and revise your disclosure to include a similar discussion.

        You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 if you have questions.

                                        Sincerely,

                                        /s/ Robert F. Telewicz Jr.

                                        Robert F. Telewicz Jr.
                                        Senior Staff Accountant